05037348

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. DC SECTION

SEC FILE NUMBER
8-46982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Cavanaugh Investment Brokers Inc.
~~HAMILTON CAVANAUGH & ASSOCIATES, INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. BROADWAY
(No. and Street)

N. WHITE PLAINS	NY	10603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW H. SAMPSON JR — 914-761-6110
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANTORO, AMEDEO & COMPANY
(Name — if individual, state last, first, middle name)

83 CALVERT STREET	HARRISON	NY	10528
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 10 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/05 SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN HAMILTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CAVANAUGH & ASSOCIATES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CELESTE ANNE GOETHE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01GO6082448
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 10-28-2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
CONTENTS
DECEMBER 31, 2004 AND 2003

Santoro, Amedeo & Company
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2004 and 2003, and related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 9 is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santoro, Amedeo & Co.

February 4, 2005

83 Calvert Street ~ Harrison ~ New York ~ Tel: 914-835-2700 ~ Fax: 914-835-2227

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Current assets:		
Cash	$ 502,245	$ 352,723
Investments	44,700	40,800
Accounts receivable	29,677	7,962
Prepaid expenses and employee loans	49,512	62,266
Total current assets	626,134	463,751
Property and equipment:		
Equipment	293,083	193,685
Less accumulated depreciation	149,566	105,805
	143,517	87,880
Other assets:		
Deposits	4,485	4,385
Total assets	$ 774,136	$ 556,016
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 361,230	$ 301,015
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	396,906	239,001
Total stockholder's equity	412,906	255,001
Total liabilities and stockholder's equity	$ 774,136	$ 556,016

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue:		
Gross commissions	$ 4,390,764	$ 3,790,704
Less commissions paid	(245,965)	(212,997)
Net commissions	$ 4,144,799	$ 3,577,707
Operating expenses:	3,583,762	3,036,518
Income before other income	561,037	541,189
Other income (losses):		
Unrealized gains (losses)	3,900	(1,050)
Investment income	3,719	2,150
	7,619	1,100
Income before income taxes	568,656	542,289
Income taxes	425	4,600
Net income	$ 568,231	$ 537,689

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004		
	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 239,001	$ 255,001
Net income	-	568,231	568,231
Dividends paid	-	(410,326)	(410,326)
Balance, end of year	$ 16,000	$ 396,906	$ 412,906

	2003		
	Capital stock	Retained earnings	Total
Balance, beginning of year	$ 16,000	$ 537,271	$ 553,271
Net income	-	537,689	537,689
Dividends paid	-	(835,959)	(835,959)
Balance, end of year	$ 16,000	$ 239,001	$ 255,001

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 568,231	$ 537,689
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gains) losses	(3,900)	1,050
Depreciation	43,761	26,057
(Increase) decrease in operating assets:		
Accounts receivable	(21,715)	(475)
Prepaid expenses	12,754	(36,760)
Deposits	(100)	(3,900)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	60,215	(18,975)
Net cash provided by operating activities	659,246	504,686
Cash flows (used in) investing activities:		
Purchase of property and equipment	(99,398)	(92,313)
Dividends paid	(410,326)	(835,959)
Net cash (used in) investing activities	(509,724)	(928,272)
Net increase (decrease) in cash	149,522	(423,586)
Cash, beginning of year	352,723	776,309
Cash, end of year	$ 502,245	$ 352,723
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes	$ 425	$ 4,516

See notes to financial statements.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. Organization of company:

Hamilton Cavanaugh & Associates, Inc. a New York State corporation acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

2. Summary of significant accounting policies:

Basis of accounting:

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents:

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation:

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes:

The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a built-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

2. Summary of significant accounting policies (continued)

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2004 and 2003. All transactions are cleared through another broker-dealer on a fully disclosed basis.

3. Investments:

	2004		
	Cost	Fair Market Value	Unrealized (Losses)
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	30,600	(14,400)
	$ 59,100	$ 44,700	$ (14,400)

	2003		
	Cost	Fair Market Value	Unrealized (Losses)
1,500 Warrants, National Association of Securities Dealers, Inc.	$ 14,100	$ 14,100	$ -
3,000 Shares, National Association of Securities Dealers, Inc.	45,000	26,700	(18,300)
	$ 59,100	$ 40,800	$ (18,300)

4. Related party transactions:

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC, a related company. Rent expense to the related company for the year ended December 31, 2004 and 2003 was $180,000 and $165,000, respectively.

5. Cash:

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2004, the bank balances were in excess of FDIC insurance limits by approximately $368,000.

6. Rent:

The Company also rents additional space under a non-cancellable lease, from a non-related party. In addition to the non-cancellable lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the years ended December 2004 and 2003 was $41,500 and $40,800, respecively.

The future minium lease payments, ending May 31, 2005, are $17,500.

7. Equipment lease:

The Company leases equipment and vehicles. Under the terms of the leases, the future minimum annual rental payments required at December 31, 2004 are as follows:

Year Ending December 31	Amount
2005	$ 43,067
2006	22,654
2007	13,560
2008	6,296
	$ 85,577

Rental expense for the leases for the year ended December 31, 2004 and 2003 was $46,102 and $21,927, respectively.

8. Net Capital requirement:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities are not handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2004, Hamilton Cavanaugh & Associates, Inc. had $155,980 net capital.

9. Retirement plan:

The Company has a 401(k) plan covering substantially all eligible employees. Employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the year ended December 31, 2004 and 2003 were $84,442 and $97,208, respectively.

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2004

Net Capital:		
Stockholder's equity qualified for net capital		$ 412,906
Non-allowable assets:		
Non-allowable investments		44,700
Property and equipment, net		143,517
Prepaid expenses		49,512
Security deposits		4,485
Total non-allowable assets:		242,214
Net capital before haircuts on security positions		170,692
Haircuts on securities		14,712
Net Capital		155,980
Minimum net capital required:		
A.I. Liabilities from statement of financial condition	$ 361,230	
Required minimum net capital required percentage	6.67%	
Required minimum net capital required		24,094
Net capital in excess of requirement		$ 131,886

HAMILTON CAVANAUGH AND ASSOCIATES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Officer's compensation	$ 800,000	$ 655,481
Employee compensation	934,888	835,999
Payroll taxes	97,656	88,391
Retirement plan	84,442	97,208
Outside consultants	141,925	135,750
Rent	221,500	205,800
Insurance	101,997	85,174
Health insurance and medical	89,438	64,684
Advertising	21,950	16,725
Business gifts	6,350	6,882
Professional fees	130,597	95,987
Computer consulting and maintenance	112,426	6,263
Automobile expense	34,605	26,218
Travel and lodging expense	146,628	127,602
Client promotion	215,556	234,263
Equipment rental and storage	46,095	44,348
Office expense	64,272	46,252
Office maintenance and repairs	12,245	17,035
Postage and shipping	19,459	23,966
Telephone	70,633	54,005
Marketing	30,250	23,840
Rubbish removal	2,857	2,403
Dues and subscriptions	30,375	18,981
Registration and membership fees	10,289	8,834
Temporary help	15,877	13,100
Continuing education and training	234	4,018
Seminars	5,260	3,241
Depreciation	43,761	26,057
Donations	86,929	68,011
Miscellaneous	5,268	-
	$ 3,583,762	$ 3,036,518

See notes to financial statements.